BOMBARDIER

CORPORATE OFFICE
Bombardier Inc.
800 René-Lévesque Blvd. West
Montréal, Québec, Canada H3B 1Y8
www.bombardier.com
TEL 514-861-9481
FAX 514-861-7053

February 2, 2007

THE UNITED STATES SECURITIES AND
EXCHANGE COMMISSION
100 F Street, NE
Washington, DC
20549

Re: Rule 12g3-2(b) Submission for Bombardier Inc.
File number: 82-3123

Ladies and Gentlemen,

You will find enclosed herewith a copy of the following press releases which Bombardier Inc. is furnishing to the Securities and Exchange Commission pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934:

BOMBARDIER INC.

- *Montréal, November 10, 2006* – Bombardier announces pricing of a new issue of notes
- *Montréal, November 17, 2006* – Bombardier Inc. announces closing of new issue of notes
- *Montréal, December 18, 2006* – Bombardier announces closing of a 4.3 bi0 llion Euro syndicated letter of credit facility

BOMBARDIER TRANSPORTATION

- *Berlin, November 6, 2006* – Bombardier and Chinese joint venture partners win 257 million Euro order for MOVIA metro cars in Shanghai
- *Madrid, November 8, 2006* – Bombardier selected by Spanish National Railways RENFE to supply 100 TRAXX locomotives

- *Montréal, November 22, 2006* – Bombardier Transportation Finances signs a $3.5 billion US contract with French National Railways (SNCF) to supply 372 trains for the Greater Paris / Île-de-France suburban network

- *Montréal, November 24, 2006* – Bombardier wins $605 million US order from SNFC for 112 additional high capacity AGC trains

- *Derby, December 21, 2006* – Bombardier signs contract to build 234 subway cars for Toronto

- *Berlin, December 27, 2006* – Bombardier to supply 50 VIRM intercity trains worth 433 million Euros to Dutch National Railways

- *Berlin, December 28, 2006* –Bombardier Transportation signs 416 million Euro contract with Spanish National Railways RENFE to supply 100 TRAXX locomotives

- *Berlin, January 30, 2007* – Bombardier wins 138 million Euro order to supply 140 low-floor coaches in Switzerland

<u>BOMBARDIER AEROSPACE</u>

- *Toronto, January 16, 2007* – Air One orders four additional Bombardier CRJ900 aircraft

- *Montréal, January 31, 2007* – Bombardier updates market on status of its *Cseries* commercial aircraft program

May I kindly ask you to acknowledge receipt of the enclosed documents.

Yours truly,

Roger Carle
Corporate Secretary

RC/nl
Encl.

c.c. Christopher Hilbert – Sidley Austin Brown & Wood

BOMBARDIER

PRESS RELEASE

BOMBARDIER ANNOUNCES PRICING OF A NEW ISSUE OF NOTES

Montréal, November 10, 2006 – Bombardier Inc. announced today that it has priced a new €1.9 billion issue of Senior Notes. The offering, made principally in Europe and the United States, will consist of a €800 million aggregate principal amount of floating rate senior notes due 2013 based on EUROLIBOR +3.125%, a US$385 million (€300 million) aggregate principal amount of 8% Senior Notes due 2014 and a €800 million aggregate principal amount of 7.25% Senior Notes due 2016.

This offering of Senior Notes is part of a refinancing plan to provide Bombardier with increased financial and operating flexibility. The refinancing plan also contemplates the entering into a new €4.3 billion syndicated letter of credit facility, within a few weeks, to replace existing facilities prior to their maturity. The net proceeds of the offering of the Senior Notes will be used to repurchase all of the outstanding €500 million 6.125% Notes due 2007 issued in Europe by Bombardier Capital Funding LP and a principal amount to be determined of the €500 million 5.75% Notes due 2008 issued in Europe by Bombardier Inc., which will have been duly tendered pursuant to tender offers launched on October 23, 2006. Each tender offer is made upon the terms and subject to the conditions (including the jurisdictional limitations) set out in the Invitation Memorandum dated October 23, 2006 relating thereto. The proceeds of the offering will also be used to retire all of the outstanding US$220 million 7.09% Notes due 2007 issued by Bombardier Capital Inc. and to support the new syndicated letter of credit facility. The aggregate amount of notes repurchased pursuant to the tender offers will be announced on November 14, 2006, being the business day following the expiration date of the offers.

"The purpose of our refinancing initiative is to take advantage of current favourable conditions in the debt capital markets and to extend Bombardier's debt maturity profile," said François Lemarchand, Senior Vice President and Treasurer, Bombardier Inc. "This transaction, one of the largest euro denominated corporate issue ever, was significantly oversubscribed which reflects the confidence of the European and U.S. capital markets in the Corporation's ability to execute its business plan."

Closing is expected to take place in the next week and will be subject to the execution of customary documentation and satisfaction of typical conditions precedent.

This announcement is not an offer of securities for sale in the United States. The new Senior Notes have not been and will not be registered under the U.S. Securities Act of 1933, as amended, and may not be offered or sold in the United States without registration or an exemption from registration.

About Bombardier

A world-leading manufacturer of innovative transportation solutions, from regional aircraft and business jets to rail transportation equipment, Bombardier Inc. is a global corporation headquartered in Canada. Its revenues for the fiscal year ended Jan. 31, 2006, were $14.7 billion US and its shares are traded on the Toronto Stock Exchange (BBD). News and information are available at www.bombardier.com.

For information

Isabelle Rondeau
Director, Communications
+514-861-9481

Shirley Chénier
Director, Investor Relations
+514-861-9481

BOMBARDIER

Bombardier Inc. Announces Closing of New Issue of Notes

Montréal, November 17, 2006

Bombardier Inc. announced today that it has successfully closed a €1.9 billion issue of Senior Notes. The offering, made principally in Europe and the United States, consisted of a €800 million aggregate principal amount of floating rate senior notes due 2013 based on EUROLIBOR +3.125%, a US$385 million (€300 million) aggregate principal amount of 8% Senior Notes due 2014 and a €800 million aggregate principal amount of 7.25% Senior Notes due 2016.

Bombardier Inc. and Bombardier Capital Funding Limited Partnership announced today that further to the tender offers made on October 23, 2006 for the outstanding €500 million 6.125% Notes due 2007 issued in Europe by Bombardier Capital Funding Limited Partnership and for the outstanding €500 million 5.75% Notes due 2008 issued in Europe by Bombardier Inc., Bombardier Capital Funding Limited Partnership has accepted and purchased an aggregate principal amount of €231,809,000 of the 2007 Notes at a price of 101.047 per denomination of €-1,000 and Bombardier Inc. has accepted and purchased an aggregate principal amount of €217,764,000 of the 2008 Notes at a price of 101.787 per denomination of €1,000.

Bombardier Capital Funding Limited Partnership has now given notice that it has elected to redeem early all of the remaining 2007 Notes on December 18, 2006 which have not been tendered under the tender offer made on October 23, 2006.

Finally, Bombardier Capital Inc. has provided notice to noteholders that it will be prepaying the entire outstanding principal amount of its US$220,000,000 aggregate principal amount of its 7.09% Senior Unsecured Notes due March 2007 on December 18, 2006.

This announcement is not an offer of securities for sale in the United States. The new Senior Notes have not been and will not be registered under the U.S. Securities Act of 1933, as amended, and may not be offered or sold in the United States without registration or an exemption from registration.

About Bombardier
A world-leading manufacturer of innovative transportation solutions, from regional aircraft and business jets to rail transportation equipment, Bombardier Inc. is a global corporation headquartered in Canada. Its revenues for the fiscal year ended Jan. 31, 2006, were $14.7 billion US and its shares are traded on the Toronto Stock Exchange (BBD). News and information are available at **www.bombardier.com**.

For information
Isabelle Rondeau
Director, Communications
+514-861-9481

Shirley Chénier
Director, Investor Relations
+514-861-9481

BOMBARDIER

PRESS RELEASE

BOMBARDIER ANNOUNCES CLOSING OF A 4.3 BILLION EURO SYNDICATED LETTER OF CREDIT FACILITY

Montréal, December 18, 2006 – Bombardier announces today that it has signed a 4.3 billion euro Syndicated Letter of Credit Facility agreement on December 18, 2006 with a group of leading international financial institutions. The facility is set up in Europe for the benefit of Bombardier Inc. and all of its subsidiaries. It will replace existing syndicated North American and European facilities.

Bombardier attained its objective of securing availability for an extended term, while at the same time reducing considerably its issuing costs. This is a clear indication of the banks' support for Bombardier's business plan.

Calyon, BNP Paribas, Deutsche Bank and J.P. Morgan, who have jointly arranged the facility as mandated lead arrangers and joint book runners, were joined by five banks as mandated lead arrangers and sub-underwriters and 16 additional banks joined in the general syndication.

This closing completes the refinancing plan undertaken during the third quarter of fiscal year 2007, which included tender offers of certain notes and a new issue of senior notes.

About Bombardier

A world-leading manufacturer of innovative transportation solutions, from regional aircraft and business jets to rail transportation equipment, systems and services, Bombardier Inc. is a global corporation headquartered in Canada. Its revenues for the fiscal year ended Jan. 31, 2006, were $14.7 billion US and its shares are traded on the Toronto Stock Exchange (BBD). News and information are available at www.bombardier.com.

For information

Isabelle Rondeau
Director, Communications
+514-861-9481

Shirley Chénier
Director, Investor Relations
+514-861-9481

BOMBARDIER

PRESS RELEASE

BOMBARDIER AND CHINESE JOINT VENTURE PARTNERS WIN 257 MILLION EURO ORDER FOR MOVIA METRO CARS IN SHANGHAI

Berlin, 6 November 2006 – Bombardier Transportation and its joint venture partners in China today announced an order for 51 MOVIA metro trains (306 cars) from Shanghai Shensong Line Mass Transit Co., Ltd. in Shanghai, People's Republic of China (PRC).
The contract, valued at approximately 257 million Euros ($326 million US), was won by Bombardier Transportation together with Changchun Bombardier Railway Vehicles Co. Ltd. (CBRC) and Bombardier-CPC Propulsion Systems Co., Ltd. (BCP). Bombardier's share of the contract amounts to some 82 million Euros ($104 million US). Deliveries of the trains are scheduled to begin in the second quarter of 2008 with completion in 2009. The trains will operate on Shanghai's Metro Line 9.

The contract represents a major win for Bombardier with China's largest metro system and one of Asia's busiest urban centers. The new metro cars will be assembled in China at CBRC production facilities in Changchun. The propulsion equipment will be manufactured at BCP's production site in Changzhou.

At the signing ceremony in Shanghai, Bombardier Inc. Chairman and CEO Laurent Beaudoin said: "This new order demonstrates Bombardier's active commitment to developing a sustainable presence and investment in leading nations of the world such as China. Some of our joint ventures in China have been in operation for over ten years. They are the basis of our very successful partnerships within one of the fastest growing rail markets in the world. We are very pleased to be alongside China and its urban communities as they develop this nation's rail transport infrastructure."

Jianwei Zhang, President and Chief Country Representative, Bombardier China, said: "Today's order builds on the proud legacy of products Bombardier is delivering into this important market. Airport people movers, metro vehicles, commuter trains, high-speed trains, high-quality passenger coaches, rail components – Bombardier is providing effective solutions for all sectors of the market here. We are especially pleased to secure return business from a respected customer like Shanghai Shentong Metro Group."

Bombardier metro cars are in service with operators in Shanghai, Guangzhou, Shenzhen and Hong Kong. In Shanghai, Bombardier has participated in the supply of 16 metro trains (96 cars) for Line 1 and 37 trains (222 cars) for Line 2 of the city's metro system. In June 2006, Bombardier celebrated the delivery of its 1,000th metro car to customers in Guangzhou Province.

Recent contracts awarded to Bombardier and its JVs in China include a deal for ART Mark II automated rail cars for the Beijing Capital International Airport Link in March 2006; a high-speed train maintenance center and 20-year services contract with China's Ministry of Railways (MOR) in January 2006; propulsion and controls equipment for 192 cars on Beijing's Metro Line 4 in July 2006; an Automated People Mover system for the Beijing Capital International Airport in May 2005; 40 eight-car, high-speed trainsets for the MOR in May 2005 and October 2004, and 361 high-altitude passenger cars for the MOR in February 2005.

Bombardier Transportation in China

Bombardier's longstanding business relationship with the Chinese railway industry began 50 years ago. Today, Bombardier Transportation participates in three joint ventures in China. The first one, Changchun Bombardier Railway Vehicles Co. Ltd. (CBRC), is dedicated to the production of metro vehicles. The second one, Bombardier Sifang Power (Qingdao) Transportation Ltd., manufactures intercity passenger coaches for the Chinese Ministry of Railways. The third joint venture, Bombardier – CPC Propulsion Systems Co., Ltd. (BCP), manufactures propulsion equipment for rail vehicles. Including its joint ventures, Bombardier currently employs 2,400 people in China.

The Bombardier Transportation Group has its global headquarters in Berlin, Germany, with a presence in over 60 countries. It has an installed base of approximately 97,000 vehicles worldwide. The Group offers the broadest product portfolio and is recognized as the leader in the global rail sector.

Bombardier Aerospace in China

In addition to its rail transportation operations, Bombardier is the number one supplier to the Chinese regional aircraft market with an installed base of more than 30 aircraft in operation with six airlines. It is also the top-ranked supplier of business aircraft to China.

About Bombardier

A world-leading manufacturer of innovative transportation solutions, from regional aircraft and business jets to rail transportation equipment, Bombardier Inc. is a global corporation headquartered in Canada. Its revenues for the fiscal year ended Jan. 31, 2006, were $14.7 billion US and its shares are traded on the Toronto Stock Exchange (BBD). News and information are available at www.bombardier.com

MOVIA is a trademark of Bombardier Inc. or its subsidiaries

For information
David Slack
Director Communications, North America
+1450 441 3190

www.bombardier.com

BOMBARDIER

PRESS RELEASE

BOMBARDIER SELECTED BY SPANISH NATIONAL RAILWAYS RENFE TO SUPPLY 100 *TRAXX* LOCOMOTIVES

Madrid, November 8, 2006 – Bombardier Transportation today announced that it has been selected by Renfe, Spanish National Railways, to supply 100 *TRAXX* F140 DC locomotives, after a call for tenders launched in 2005. Contract signing is expected to take place in the near future. Delivery of the first locomotives is scheduled to begin in the second half of 2008 and continue until 2010. The contract as announced by RENFE is estimated at 419 million euros and also includes a 14-year maintenance service agreement for this fleet of locomotives. RENFE announced its decision at the conclusion of its Board meeting on 07 November 2006, convened to review the opinion of its contract committee.

In accordance with the contractual agreements, a portion of the vehicles, renowned for their superior reliability, will be manufactured by Bombardier at RENFE's site in Villaverde, near Madrid. Propulsion systems will also be manufactured by Bombardier in Spain at its Trapaga facility, Biscay.

The TRAXX F140 DC locomotives are designed for freight transportation in 3 kV DC networks at maximum traveling speeds of 140 km/h, offering lowest cost traction for seamless operations. The F140 DC version is a member of the *TRAXX* family of locomotives. The locomotives are equipped with Bombardier's well-proven *MITRAC* propulsion and control technology.

The strategy applied to all locomotives in the *TRAXX* family, which consists of using a number of identical parts, is very advantageous for the customer. This makes the integration of new trains into existing fleets easily possible and keeps the costs of operation and maintenance low. In addition, the *TRAXX* locomotives are known for their high level of availability and serviceability over their entire life cycle. So far, almost 1000 *TRAXX* locomotives based on the 185 Series have been ordered with more than 600 of them already in daily operation transporting goods and passengers throughout Europe.

Commenting on the announcement, André Navarri, President of Bombardier Transportation, said: "We are delighted to have been selected to support the ambitious development plans of RENFE and we are sure that our new locomotives will contribute to optimizing RENFE's freight

operations. From the high-speed rail segment to the mass transit and signaling markets we are, everyday, present in more and more projects in Spain. This order is a further demonstration of the confidence that rail operators worldwide have in Bombardier products."

"The promise we gave our customers when we set out to develop the *TRAXX* platform has long since become a reality," said Edmund Schlummer, President, Bombardier Transportation Locomotives. "Our *TRAXX* locomotives are winning over Europe country by country."

José Caparrós, Chief Country Representative, Spain, Bombardier Transportation, commented: "This success confirms the strong role that Bombardier is currently playing in the development of Spain's rail system. It is also a source of pride for the national railway industry as our offer adds high value to the country's economy and technological progress."

Today, Bombardier Transportation is a key player in Spain's rail industry, employing more than 500 people at its sites in Trápaga, Alcobendas, Madrid and Barcelona, and participating in some of the country's main rail projects. The AVE S 102 very high-speed train, the AVE S130 high-speed train and the Madrid Barajas airport people mover are three such projects.

The Bombardier Transportation Group has its global headquarters in Berlin, Germany with a presence in over 60 countries. It has an installed base of approximately 97,000 vehicles worldwide. The Group offers the broadest product portfolio and is recognized as the leader in the global rail sector.

About Bombardier
A world-leading manufacturer of innovative transportation solutions, from regional aircraft and business jets to rail transportation equipment, Bombardier Inc. is a global corporation headquartered in Canada. Its revenues for the fiscal year ended Jan. 31, 2006 were $14.7 billion US and its shares are traded on the Toronto Stock Exchange (BBD). News and information are available at www.bombardier.com.

TRAXX and *MITRAC are* trademarks of Bombardier Inc. or its subsidiaries

Note to editors
A photo is available on our website at the following address
http://www.transportation.bombardier.com/photography.jsp

For information
Luis Ramos
Director, Communications, South Europe, Turkey & India
+351 919693728
www.bombardier.com

BOMBARDIER

PRESS RELEASE

BOMBARDIER TRANSPORTATION FRANCE SIGNS A $3.5 BILLION US CONTRACT WITH FRENCH NATIONAL RAILWAYS (SNCF) TO SUPPLY 372 TRAINS FOR THE GREATER PARIS / ILE-DE-FRANCE SUBURBAN NETWORK

Montreal, November 22, 2006 – Bombardier Transportation signed a contract today with French National Railways (SNCF) for the supply of 372 trains to be used on the Greater Paris / Ile-de-France suburban network. The total contract is valued at $3.5 billion US (2.7 billion euros). The initial firm order for 172 trains is valued at $1.8 billion US (1.4 billion euros). Deliveries of trains should start in November 2009 and continue to 2015. Bombardier Transportation was selected as the preferred bidder for the future Ile-de-France commuter train on October 25, 2006.

Bombardier Transportation's future Ile-de-France commuter train is an articulated train featuring extra-wide carriages which provide an unusually large internal volume for passengers, wide seats and especially wide doors to increase the ease and speed of passenger movement. Each train consists of seven or eight carriages in a single unit and it can also be operated as a double or triple unit. The capacity of the trains will vary from 800 to 1,000 passengers, depending on the configuration and layout. The new train is designed for maximum comfort, safety and security and is based on Bombardier's proven technology already in commercial service, providing a high level of reliability.

The train will be designed, manufactured and built at the French site of Bombardier Transportation, located in Crespin in the Valencienne region. Bombardier Transportation France will sub-contract part of this contract to Alstom Transport. This work will include engineering and design studies to be carried out by the Alstom engineering team in Reichshoffen and the construction of intermediate carriages and bogies in their Reichshoffen and Le Creusot factories.

Commenting on this announcement, André Navarri, the President of Bombardier Transportation, said: "We are proud to have won this contract, one of the largest ever, awarded by one of the world's leading rail operators. I'd like to express our sincere thanks jointly to the President of the

SNCF, Mrs. Anne-Marie Idrac, and to the President of the Ile-de-France region, Mr. Jean-Paul Huchon. I'd also like to thank the teams from SNCF and the Transport Authority of Ile-de-France (STIF) for their outstanding efforts in managing a very complex tender process, starting in 2004 and continuing up to completion today, and for their determination to respond as quickly as possible to the increasing need for modern, reliable and comfortable transport for the Greater Paris population. We at Bombardier are happy to contribute to this ambitious policy by delivering innovative, rapid, new trains in which the level of comfort and amenity will transform the daily travel of passengers in the Paris region – at recognized standards of operational economy."

In France, Bombardier Transportation operates primarily at its Crespin factory in the Valenciennes region, which employs 1,600 people and is the leading French manufacturing site in the railway industry. Bombardier Transportation is involved in all TGV (high-speed rail) programs. The group manufactures a wide range of rolling stock for public transport. Among these products are the MF2000 vehicles for the Paris metro, the Marseille, Nantes and Saint-Etienne tramways, and the recent RER (commuter train) vehicles. Bombardier is a major player in regional transportation with its TER2N NG railcars and the AGC (Autorail Grande Capacité/high-capacity rail liner) which 21 French regions have ordered to date. Bombardier Transportation is recognized as a global partner of the transport authorities in France.

The Bombardier Transportation Group has its global headquarters in Berlin, Germany with a presence in over 60 countries. It has an installed base of approximately 97,000 vehicles worldwide. The Group offers the broadest product portfolio and is recognized as the leader in the global rail sector.

About Bombardier
A world-leading manufacturer of innovative transportation solutions, from regional aircraft and business jets to rail transportation equipment, Bombardier Inc. is a global corporation headquartered in Canada. Its revenues for the fiscal year ended Jan. 31, 2006, were $14.7 billion US and its shares are traded on the Toronto Stock Exchange (BBD). News and information are available at www.bombardier.com.

Note to editors
Photos are available on our website at the following address
http://www.transportation.bombardier.com/photography.jsp

For information
David Slack
Director, Communications
Americas

+ 1 450 441 3190

www.bombardier.com

BOMBARDIER

PRESS RELEASE

BOMBARDIER WINS $605 MILLION US ORDER FROM SNCF FOR 112 ADDITIONAL HIGH-CAPACITY AGC TRAINS

Montréal, November 24, 2006 – Bombardier Transportation announced today that it received an additional order for 112 high-capacity trains AGC type (Autorail Grande Capacité) from the French National Railways (SNCF), valued at about $605 million US (467 million euros). The SNCF represents the French Regions in this transaction. Deliveries of the trains are scheduled to begin in October 2007. Bombardier will manufacture these AGC trains at its Crespin plant, in the Valenciennes region in France.

This firm order follows the announced selection of Bombardier by SNCF in September 2001 for the supply of 500 high-capacity regional trains AGC type for the French Regions. The total number of firmly ordered AGC trains by SNCF is now 612.

Twenty-one French regions have already ordered AGC trains, including most recently Poitou-Charentes and Ile-de-France.

"This new order confirms the AGC's impressive success with the operator and the French regions alike. Passenger surveys have yielded a positive feedback of more than 90 % on design, comfort and convenience of these trains," commented Jean Bergé, Chief Country Representative France, Bombardier Transportation. "We are especially proud of this new milestone. It bears witness to SNCF's confidence in the AGC, positioning it firmly in the exclusive circle of large-scale modern railway series."

The AGC is available in various versions. The trains can run on either diesel fuel, electricity or a combination of the two, and also on a dual mode/dual voltage (diesel fuel and electricity 1.5 kV and 25 kV). The new order from SNCF includes dual mode/dual voltage trains.

In France, Bombardier Transportation operates primarily at its Crespin factory in the Valenciennes region, which employs 1,600 people and is the leading French manufacturing site in the railway industry. Bombardier Transportation is involved in all TGV (high-speed rail) programs. The group manufactures a wide range of rolling stock for public transport. Among these products are the MF2000 vehicles for the Paris metro, the Marseille, Nantes and Saint-Etienne tramways, and the recent RER (commuter train) vehicles. Bombardier is a major player in regional transportation with its TER2N NG railcars and the AGC (Autorail Grande Capacité/high-capacity rail liner) which 21 French regions have ordered to date.

Bombardier Transportation is recognized as a global partner of the transport authorities in France.

The Bombardier Transportation Group has its global headquarters in Berlin, Germany with a presence in over 60 countries. It has an installed base of approximately 97,000 vehicles worldwide. The Group offers the broadest product portfolio and is recognized as the leader in the global rail sector.

About Bombardier

A world-leading manufacturer of innovative transportation solutions, from regional aircraft and business jets to rail transportation equipment, Bombardier Inc. is a global corporation headquartered in Canada. Its revenues for the fiscal year ended Jan. 31, 2006, were $14.7 billion US and its shares are traded on the Toronto Stock Exchange (BBD). News and information are available at www.bombardier.com.

Note to editors

A photo is available on our website at the following address
http://www.transportation.bombardier.com/photography.jsp

For information:

Geneviève Dion
Director, Communications – North America
+ 1 450 441 8156

www.bombardier.com

BOMBARDIER

PRESS RELEASE

BOMBARDIER SIGNS CONTRACT TO BUILD 234 SUBWAY CARS FOR TORONTO

Derby, December 21, 2006 – Bombardier Transportation announced today that it has signed a contract to produce 234 new subway cars (39 six-car trainsets) for the Toronto Transit Commission (TTC). The base contract for the cars is valued at approximately £221 million (330 million euros). The TTC has also opted to purchase spares and additional equipment as part of the deal, bringing the total value of the contract to £243 million (362 million euros).

Manufacturing and final assembly of the vehicles will be carried out at Bombardier Transportation production facilities in Thunder Bay, Ontario. Delivery of the cars is scheduled to take place between 2009 and 2011.

William Spurr, President, Bombardier Transportation North America, said: "We are very pleased that, after a lengthy process to ensure high value, the TTC has engaged Bombardier to provide the next generation of subway vehicles for Greater Toronto and TTC customers. We are proud that these cars will be made in Ontario, and that this project is expected to create nearly 2,500 new direct and indirect jobs in the Province over four to five years."

The next-generation subway cars will provide a range of new features for passengers, including:

- Open gangways allowing riders to walk freely from one end of the train to the other. The TTC cars will be the first in North America to offer this configuration.
- An electronic information system, which includes automated audio station announcements and an "active" subway map that will show direction of travel, tell riders which station is next and identify which side of the train doors will open at the station.
- New security features, including onboard cameras and a two-way intercom system connecting passengers with the driver.
- Increased reliability.

Bombardier is a long-time partner to all of the major transit operations in the Greater Toronto Area. It built the T1 subway cars that have been operating on Toronto's subway system since the mid 1990s. It also has supplied more than 400 *Bombardier BiLevel* commuter railcars now in service with GO Transit – the largest such fleet in North America – and provides ongoing

maintenance services for the GO Transit commuter rail fleet. Bombardier was a major contractor on the Scarborough LRT in the region as well.

The Bombardier Transportation Group has its global headquarters in Berlin, Germany with a presence in over 60 countries. It has an installed base of approximately 97,000 vehicles worldwide. The Group offers the broadest product portfolio and is recognized as the leader in the global rail sector.

About Bombardier
A world-leading manufacturer of innovative transportation solutions, from regional aircraft and business jets to rail transportation equipment, systems and services, Bombardier Inc. is a global corporation headquartered in Canada. Its revenues for the fiscal year ended Jan. 31, 2006, were $14.7 billion US and its shares are traded on the Toronto Stock Exchange (BBD). News and information are available at www.bombardier.com.

Bombardier and *BiLevel* are trademarks of Bombardier Inc. or its subsidiaries

Note to editors
Photos are available on our website at the following address
http://www.transportation.bombardier.com/photography.jsp

For information

Neil Harvey
Communications Director
+44 1332 266 470

www.bombardier.com

BOMBARDIER

PRESS RELEASE

BOMBARDIER TO SUPPLY 50 VIRM INTERCITY TRAINS WORTH 433 MILLION EUROS TO DUTCH NATIONAL RAILWAYS

Berlin, 27. December, 2006 – Bombardier Transportation is to supply Nederlandse Spoorwegen (NS – Netherlands Railways) with 50 double-deck electrical multiple units of the type VIRM. The order volume amounts to around 433 million euros (569 million US dollars). NS has ordered the new trains to stock up its VIRM double-deck fleet specially developed for the Netherlands. This fleet already boasts 378 cars. The first of the new trains with their smart blue, yellow livery will be transferred to NS as from June 2008.

The four-car multiple units offering 20.000 seats in total will be produced at the Bombardier sites in Görlitz and Aachen.

Stephane Rambaud-Measson, President, Mainline & Metros, Bombardier Transportation, commented: " Bombardier delivered the first VIRM train to NS in 2002. Since that date, the number of passengers using these state of the art double deck trains has increased significantly. This is a good demonstration that modern and reliable trains make rail transportation more attractive."

Bert Meerstadt, chief commercial officer of NS: "The double deck Intercity trains built by Bombardier are highly appreciated by our customers. As the number of train passengers in the Netherlands is increasing rapidly we are happy to service them with 20.000 extra seats within only two years."

The IRM concept was developed for intercity service in the Netherlands and incorporates an energy-saving three-phase propulsion system. The double-deck principle increases the seating capacity. With greater carrying capacity and reduced energy consumption the VIRM is the ideal transport solution in metropolitan areas.

Passengers also benefit from the high level of comfort when travelling on the state of the art trains. The positive features include a low level of noise, full air-conditioning system, comfortable seats, transparent partition walls and storage space for luggage and bicycles. Wide doors enable rapid and safe boarding and alighting. The multiple units are provided with toilets designed to accommodate disabled persons.

The Bombardier Transportation Group has its global headquarters in Berlin, Germany with a presence in over 60 countries. It has an installed base of approximately 97,000 vehicles worldwide. The Group offers the broadest product portfolio and is recognized as the leader in the global rail sector.

About Bombardier

A world-leading manufacturer of innovative transportation solutions, from regional aircraft and business jets to rail transportation equipment, systems and services, Bombardier Inc. is a global corporation headquartered in Canada. Its revenues for the fiscal year ended Jan. 31, 2006, were $14.7 billion US and its shares are traded on the Toronto Stock Exchange (BBD). News and information are available at www.bombardier.com.

About NS

NS plays an important part in mobility in The Netherlands. The company's objective is to carry passengers safely, punctually and comfortably via attractive stations. NS is the largest passenger carrier on the rail network in The Netherlands. NS operates some 4500 train journeys a day in The Netherlands, carrying 1,1 million passengers. 2800 coaches with 240,000 seats are available to accomplish this task. NS manages 377 stations in The Netherlands. NS operates two transport concessions in the United Kingdom jointly with its partner Serco: Mersey Rail in the Liverpool area and Northern Rail in the north of England.

For information:
Birgit Stallmann
Tel: 0049 30 98607 1136
Mobile: 0049 172 62 98 424
www.bombardier.com

BOMBARDIER

PRESS RELEASE

BOMBARDIER TRANSPORTATION SIGNS 416 MILLION EURO CONTRACT WITH SPANISH NATIONAL RAILWAYS RENFE TO SUPPLY 100 *TRAXX* LOCOMOTIVES

Berlin, December 28, 2006 – Bombardier Transportation signed a contract with Spanish National Railways (RENFE) for the supply of 100 TRAXX F140 DC locomotives for freight transportation. The total contract is valued at about 416 million euros ($ 549 million US) and also includes a 14-year maintenance service agreement for this fleet of locomotives. Delivery of the first freight locomotives is scheduled to begin in the second half of 2008 and continue until 2010. Bombardier Transportation was selected to supply the new freight locomotives for RENFE on November 7, 2006.

In accordance with the contractual agreements, a portion of the vehicles, renowned for their superior reliability, will be manufactured by Bombardier at RENFE's site in Villaverde, near Madrid. The MITRAC propulsion systems will also be manufactured by Bombardier in Spain at its Trapaga facility, Biscay. The manufacturing of this new series of locomotives will contribute strongly to Spain's industrial and technological development.

Commenting on the announcement, André Navarri, President of Bombardier Transportation, said: "The pride of being awarded this contract reinforces our already fruitful business relationship with RENFE, a leading European rail operator that is presently implementing ambitious development plans. One of RENFE's key objectives is to increase the share of rail freight transportation in a liberalized market sector. Bombardier`s new TRAXX locomotives will contribute to this by optimizing RENFE's freight operations. This order is a further demonstration of the confidence that rail operators worldwide have in Bombardier products."

The TRAXX F140 DC locomotives are designed for freight transportation in 3 kV DC networks at maximum traveling speeds of 140 km/h, offering lowest cost traction for seamless operations. The F140 DC version is a member of the *TRAXX* family of locomotives. The locomotives are equipped with Bombardier's well-proven *MITRAC* propulsion and control technology.

The strategy applied to all Bombardier locomotives in the *TRAXX* family, which consists of using a number of identical parts, is highly beneficial for the customer. It makes the integration of new trains into existing fleets easily possible and keeps the costs of operation and maintenance low. In addition, the *TRAXX* locomotives are known for their high level of availability and serviceability over their entire life cycle. So far, almost 1000 *TRAXX* locomotives based on the 185 Series have been ordered with over 600 in daily operation transporting goods and passengers throughout Europe.

José Caparrós, Chief Country Representative, Spain, Bombardier Transportation, commented: "From the high-speed rail segment to the mass transit and signaling markets we are increasing our presence in more and more projects in Spain. This recent success is another confirmation of the strong role that Bombardier is currently playing in Spain. It is also a source of pride for the national railway industry as our offer adds high value to the country's economy and technological advancement."

Today, Bombardier Transportation is a key player in Spain's rail industry, employing more than 500 people at its sites in Trápaga, Alcobendas, Madrid and Barcelona, and participating in some of the country's main rail projects. The AVE S 102 very high-speed train, the AVE S130 high-speed train and the Madrid Barajas airport people mover are three such projects.

The Bombardier Transportation Group has its global headquarters in Berlin, Germany with a presence in over 60 countries. It has an installed base of approximately 97,000 vehicles worldwide. The Group offers the broadest product portfolio and is recognized as the leader in the global rail sector.

About Bombardier

A world-leading manufacturer of innovative transportation solutions, from regional aircraft and business jets to rail transportation equipment, systems and services, Bombardier Inc. is a global corporation headquartered in Canada. Its revenues for the fiscal year ended Jan. 31, 2006 were $14.7 billion US and its shares are traded on the Toronto Stock Exchange (BBD). News and information are available at www.bombardier.com.

For information

Birgit Stallmann
Tel.: +49 30 98607 1136
Mobil: +49 172 62 98 424
www.bombardier.com

BOMBARDIER

PRESS RELEASE

BOMBARDIER WINS 138 MILLION EURO ORDER TO SUPPLY 140 LOW-FLOOR COACHES IN SWITZERLAND

Berlin, 30 January 2007 - Bombardier Transportation announced today that it has signed a contract with Swiss Federal Railways (SBB) to supply 140 low-floor passenger coaches. The order is valued at about 138 million euros (178 million US dollars). The contract includes an option for an additional 48 vehicles, raising the potential order volume to a total of about 181 million euros (234 million US dollars). Deliveries of the coaches are scheduled to begin in July 2008 and end in July 2012.

SBB intends to use the new air-conditioned low-floor coaches to replace the previous intermediate cars in its existing fleet of regional trains.

Bombardier's sites in Zurich and Villeneuve, Switzerland are responsible for developing the modern passenger vehicles. Assembly, commissioning and delivery of the vehicles will be carried out at the Villeneuve plant. The carbodies will be manufactured in Dunakeszi, Hungary, and the bogies will be sourced from Siegen, Germany.

"Our customers have high expectations towards us and, accordingly, we have high expectations towards our partners," said Paul Blumenthal, Head of Passenger Transportation SBB. "Bombardier's offer is good. I'm particularly delighted that the Western part of Switzerland will benefit from this order."

"We are delighted to have developed the best solution for SBB and to have been able to provide a customized, modern product," added Alfred Ruckstuhl, Chief Country Representative, Bombardier Transportation Switzerland. "We've been developing and manufacturing low-floor vehicles for passenger transport in the standard and one-metre gauge market for more than 25 years now, and we're proud that we have been given the opportunity to supply the new low-floor passenger coaches for SBB."

This new order has a considerable impact on the future workload of the Villeneuve facilities. It will create jobs and necessitate specific project investments in production equipment such as assembly stations and test tracks.

Bombardier Transportation has its global headquarters in Berlin, Germany with a presence in over 60 countries. It has an installed base of approximately 97,000 vehicles worldwide. The Group offers the broadest product portfolio and is recognized as the leader in the global rail sector.

About Bombardier

A world-leading manufacturer of innovative transportation solutions, from regional aircraft

and business jets to rail transportation equipment, systems and services, Bombardier Inc. is a global corporation headquartered in Canada. Its revenues for the fiscal year ended Jan. 31, 2006, were $14.7 billion US and its shares are traded on the Toronto Stock Exchange (BBD). News and information are available at www.bombardier.com.

For information
Neil Harvey
Director, Communications
+44 1332 266470

www.bombardier.com

BOMBARDIER

PRESS RELEASE

AIR ONE ORDERS FOUR ADDITIONAL BOMBARDIER CRJ900 AIRCRAFT

Toronto, January 16, 2007 – Bombardier Aerospace announced today that Air One, the first privately owned Italian airline company, has signed a contract to acquire an additional four 90-seat *Bombardier CRJ900* regional jets. The transaction represents the conversion to firm orders of four options taken when Air One placed its initial order for six *CRJ900* aircraft in 2006.

The value of the contract based on *CRJ900* aircraft list prices is approximately $142 million US.

"We are very pleased that Air One has decided to order additional *CRJ900* aircraft so quickly after their first order. This is a tribute to the reliability and efficiency of the *CRJ900* already in service with the airline," said Steven Ridolfi, President, Bombardier Regional Aircraft. "The *CRJ900* combines passenger comfort with the best economics in its class, and is very environmentally friendly with noise and smoke emissions well below those permitted by international agreements."

Twelve airlines have now placed firm orders for 175 *CRJ705* and *CRJ900* aircraft. As of October 31, 2006, 90 of these aircraft had been delivered.

About Bombardier
A world-leading manufacturer of innovative transportation solutions, from regional aircraft and business jets to rail transportation equipment, systems and services, Bombardier Inc. is a global corporation headquartered in Canada. Its revenues for the fiscal year ended Jan. 31, 2006, were $14.7 billion US and its shares are traded on the Toronto Stock Exchange (BBD). News and information are available at www.bombardier.com.

About Air One
Air One, the first privately owned Italian airline, operates a network with over 23 domestic and six international destinations, with more than 1,900 weekly flights, and with around six million passengers in 2006. The company, already running local, domestic and international services using its new fleet of *Bombardier CRJ900* aircraft, also has begun to replace its Boeing 737s with the brand new Airbus A320.

Notes to Editors
Images of Air One *CRJ900* aircraft are available in our Multimedia Library at:
www.aero.bombardier.com/htmen/F15.jsp

For information
Marc Holloran
Bombardier Aerospace
(416) 375-3030

www.bombardier.com

BOMBARDIER

PRESS RELEASE

BOMBARDIER UPDATES MARKET ON STATUS OF ITS CSERIES COMMERCIAL AIRCRAFT PROGRAM

- **Development of *CSeries* aircraft family continues; discussions with limited number of international partners progressing**
- **Next update on status of the program to be provided in late March 2007**

Montréal, January 31, 2007 – Bombardier confirmed today that it will continue to refine its *CSeries* business plan. The program's team continues to optimize the aircraft configuration to meet customers' requirements for a more economical, flexible and passenger-oriented airliner. The new target date for entry into service is now 2013.

"The decision process related to the launch of an aircraft program with more than a 20-year lifespan takes time and requires a well-defined business plan to ensure the program's long-term success," said Pierre Beaudoin, President and Chief Operating Officer, Bombardier Aerospace. "As we have previously confirmed, the *CSeries* plan includes international partnerships, and discussions are progressing. We continue to see the lower end of the 100- to 149-seat market as a segment with a solid potential. We will provide the next update on the status of our *CSeries* aircraft program in late March 2007."

New developments under consideration include increased use of composite material for the wing and fuselage and the next-generation engine technology, which could yield up to 15 per cent better fuel burn than the existing technology on aircraft in production today.

Heightened customer and supplier interest confirm Bombardier's belief in addressing the lower end of the 100- to 149-seat market segment, estimated at 5,800 aircraft over the next 20 years.

About Bombardier
A world-leading manufacturer of innovative transportation solutions, from regional aircraft and business jets to rail transportation equipment, systems and services, Bombardier Inc. is a global corporation headquartered in Canada. Its revenues for the fiscal year ended Jan. 31, 2006, were $14.7 billion US and its shares are traded on the Toronto Stock Exchange (BBD). News and information are available at www.bombardier.com.

Note to Editors
Bombardier will hold a conference call for institutional investors, analysts and media representatives as follows:

DATE: Wednesday, January 31, 2007
TIME: 10:30 a.m., Eastern Standard Time

There will be two question periods during the conference call. The first question period is intended for institutional investors and analysts. It will be followed by a second question period intended for media representatives.

Institutional investors, analysts and media representatives wishing to participate in the conference call can do so by dialing one of the following numbers:

Original version:	514-394-9321 or
(without translation)	1-866-540-8119 (toll-free in North America)
	+800-2787-2790 (international overseas calls)
In English:	514-394-9319 or
	1-866-240-8935 (toll-free in North America)
	+800-2492-4460 (international overseas calls)
In French:	514-394-9317 or
	1-888-791-1369 (toll-free in North America)
	+800-4994-8960 (international overseas calls)

This conference call will also be broadcast live on the Internet at the following address: www.bombardier.com

END